UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                             Sequential
     Exhibit                 Description                    Page Number
     -------                 -----------                    -----------

       1.         Press release, dated March 14, 2005            4
       2.         Press release, dated March 15, 2005            6

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: March 21, 2005                By: /s/ Dafna Gruber
                                       -----------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer

                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO              Carmen Deville
+972 3 645 6252                +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------


                                                           FOR IMMEDIATE RELEASE


          ALVARION INTRODUCES BREEZE2000(TM), ITS IP-BASED CDMA2000-1X
                                NETWORK PLATFORM
   IP Architecture Will Offer New Opportunities for Operators to Serve Fixed
                               Residential Users

                                     -------

Tel- Aviv, Israel, March 14, 2005 - Alvarion Ltd., (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced the introduction of Breeze2000, an IP-based CDMA-1X RTT infrastructure solution, that will provide wireless telephony and always-on data for mobile and fixed applications.

The fixed residential market will benefit from this solution, tailored especially small to medium scale networks in urban, suburban and rural areas offering operators a cost efficient alternative to traditional wireless local loop technologies. Its distinctive distributed IP architecture will minimize operators' initial investment in network roll-outs and expedites time-to-market. Product availability is planned for Q2/05.

"With Breeze2000, established operators may migrate seamlessly from legacy networks to next generation networks, while emerging operators can cost-effectively build an IP-based NGN," commented Rudy Leser, Alvarion's vice president of marketing. "This compact platform will be scaleable to minimize operators' initial investment and will enable network growth based on demand," he added.

Moving to an IP-based CDMA network results in a number of key advantages for service providers, particularly in terms of savings on both infrastructure and backhaul. Breeze2000 will provide transparent telephony services over a V5.2 interface including supplementary services, fax G3, payphone and data services of circuit switched and always-on 153 Kbps peak rate. In addition, it will offer a self-contained IP-switch connected to the PSTN over SS7 or PRI enabling call termination within the local cell for reduced satellite backhaul costs in rural networks. The system will operate in the 450MHz, 850MHz, 1900MHz, and 2100 MHz frequencies.

"Alvarion already dominates the local loop in emerging markets around the world with other wireless products of voice and data. Breeze2000 will extend that reach to the low end ARPU market," commented Zvi Slonimsky, CEO of Alvarion. "Breeze2000 will make a solid business case for established and alternative carriers to provide voice and always-on data services to this market," he added


About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.

                                                                       EXHIBIT 2

Contacts
Dafna Gruber, CFO             Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE


            ALVARION ENHANCES BREEZEACCESS(TM) VL, ITS CARRIER-CLASS
                  BROADBAND WIRELESS ACCESS PLATFORM IN 5 GHZ

               Featuring Increased Capacity, Improved Performance

Tel Aviv, Israel, March 15, 2005 - Alvarion Ltd., (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that BreezeACCESS VL customers will receive increased capacity, an option for narrower channels for more effective network planning, and improved interference resistance. These improvements are part of both VL hardware and firmware enhancements.

Now new networks built in North America can enjoy up to a 30% increase in capacity, while European customers can get up to 50%. Also provided is a new channel spacing option of 10MHz, in addition to the 20MHz currently offered, to enable greater flexibility in network planning. Notably significant is the addition of an automatic clear channel selection (ACCS) using a built in spectrum analyzer that detects the noise on each channel, thereby allowing the unit to select the clearest channel. All new hardware is fully interoperable with existing network deployments, which include customers such as Verizon Avenue and British Telecom.

"Over the last six months, we have been building successful broadband wireless networks based on the BreezeACCESS VL. In terms of ease of use and suitability to meet the needs of remote broadband users, BT has been very satisfied with the performance of the Alvarion product and its professional team," commented Chet Patel, General Manager of Internet Access products at BT. "Therefore, we welcome further product enhancements, especially when one of their major aims is to improve our business model," he added.

BreezeACCESS VL is the latest evolution of the BreezeACCESS product family, a family of more than 300,000 units installed. Superior features such as OFDM non-line-of-sight (NLOS), extended reach of more than 20 kilometers (12.5 miles), high capacity, encryption, and QoS mechanisms enable carriers, mobile operators, ISPs, enterprises and others to reach a vantage point of providing WiMAX services today. The per chassis maximum capacity reaches over 300 Mbps which is capable of serving more than 3,000 subscribers in a single 3U shelf base station. The new release of BreezeACCESS VL is accompanied by an updated version of the company's AlvariSTAR, a comprehensive network management support tool with scaleable architecture, topology management, configuration and monitoring, fault management, and performance monitoring.

"In just two years, Alvarion's BreezeACCESS VL has become a leading product for 5GHz network deployments in terms of market share," said Emmy Johnson, Principal Analyst of Sky Light Research. "Its strong reputation for performance is furthered strengthened with these new product enhancements, all of which, will help the company to solidify its position with operators around the globe."

"These improvements take forward the current market leading broadband wireless platform in adding capacity and improving performance for carrier-class networks," commented Rudy Leser, Alvarion's VP of Marketing. "We are happy to provide our customers with service levels on par with our WiMAX-ready platform in the provision of high speed data and voice over IP services. Our customers can now improve their business models by adding more subscribers and higher speeds services without expanding their network infrastructure."

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.


As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.